Exhibit 99.2

Financial Statements

S.D. Bridgeworks LLC (A Limited Liability Company)

For the years ended December 31, 2003 and 2002 with
Report of Independent Auditors

S.D. Bridgeworks LLC
(A Limited Liability Company)

Financial Statements

For the years ended December 31, 2003 and 2002

Report of Independent Auditors

The Members
S.D. Bridgeworks LLC

We have audited the accompanying balance sheets of S.D. Bridgeworks LLC (the “Company”) as of December 31, 2003 and 2002 and the related statements of income, changes in members’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.D. Bridgeworks LLC at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

New York, New York

February 21, 2004

S.D. Bridgeworks LLC
(A Limited Liability Company)

Balance Sheets

	December 31,
	2003	2002
Assets
Land	$2,790,000	$2,790,000
Building	42,073,330	42,073,330
Tenant improvements	1,006,690	994,202
Furniture, fixtures and equipment	5,030,530	4,784,785

	50,900,550	50,642,317
Accumulated depreciation	(6,209,090)	(4,338,769)

Fixed assets, net	44,691,460	46,303,548
Cash and cash equivalents	3,570,220	2,126,791
Accounts receivable	1,151,602	1,084,053
Prepaid expenses and other assets	253,366	470,639
Inventory	66,639	69,326
Deferred charges, net of accumulated amortization of $980,572 and $541,977 in 2003 and 2002, respectively	1,307,234	611,770

Total assets	$51,040,521	$50,666,127

Liabilities and members’ equity (deficit)
Liabilities:
Construction loan	$46,000,000	$35,466,286
Member note payable	3,260,076	3,728,026
Subordinated note payable	1,790,000	1,790,000
Affiliate payable	22,500	22,500
Accounts payable and accrued expenses	1,512,713	1,821,172

Total liabilities	52,585,289	42,827,984
Commitments and contingencies
Members’ equity (deficit)	(1,544,768)	7,838,143

Total liabilities and members’ equity (deficit)	$51,040,521	$50,666,127

See accompanying notes.

S.D. Bridgeworks LLC
(A Limited Liability Company)

Statements of Income

	For the years ended December 31,
	2003	2002
Revenues:
Rooms	$13,592,551	$12,480,895
Food and beverage	2,011,503	1,710,099
Telephone	124,888	159,702
Other	1,886,524	1,713,745

	17,615,466	16,064,441

Expenses:
Rooms	2,653,269	2,478,685
Food and beverage	1,617,725	1,404,001
Telephone	119,342	127,982
Other	577,891	574,378

	4,968,227	4,585,046

Departmental profit:
Room	10,939,282	10,002,210
Food and beverage	393,778	306,098
Telephone	5,546	31,720
Other	1,308,633	1,139,367

	12,647,239	11,479,395

Unallocated operating expenses
General and administrative	1,337,395	1,135,102
Advertising and promotion	1,463,998	1,298,204
Repairs and maintenance	626,491	601,032
Heat, light and power	541,369	553,395

Total unallocated operating expenses	3,969,253	3,587,733

Gross operating profit	8,677,986	7,891,662

Property taxes and insurance	863,934	829,064
Property management and incentive fees	1,605,713	1,412,999
Interest expense	2,334,334	1,975,637
Depreciation and amortization	2,308,916	1,944,458

	7,112,897	6,162,158

Net income	$1,565,089	$1,729,504

See accompanying notes.

S.D. Bridgeworks LLC
(A Limited Liability Company)

Statement of Changes in Members’ Equity (Deficit)

For the years ended December 31, 2003 and 2002

	Harbor Fifth	AP	AP-Pelham	Meristar H&R
	Associates,	(Bridgeworks)	(Bridgeworks)	Operating Company,
	L.P.	LLC	LLC	L.P.	Total
	48.00%	36.12%	5.88%	10.00%	100.00%
Members’ equity at December 31, 2001	$4,044,019	$3,042,101	$495,276	$842,243	$8,423,639
Capital distributions	(1,111,200)	(836,178)	(136,122)	(231,500)	(2,315,000)
Net income for the year	830,162	624,697	101,695	172,950	1,729,504

Members’ equity at December 31, 2002	3,762,981	2,830,620	460,849	783,693	7,838,143
Capital distributions	(1,200,005)	(686,280)	(111,720)	(249,995)	(2,248,000)
Net income for the year	751,243	565,310	92,027	156,509	1,565,089
Redemption distributions	—	(7,482,000)	(1,218,000)	—	(8,700,000)
Reallocation of departing members’ deficit	(4,592,669)	4,772,350	776,844	(956,525)	—

Members’ deficit at December 31, 2003	$(1,278,450)	$—	$—	$(266,318)	$(1,544,768)

See accompanying notes.

S.D. Bridgeworks LLC
(A Limited Liability Company)

Statements of Cash Flows

	For the years ended
	December 31,
	2003	2002
Operating activities
Net income	$1,565,089	$1,729,504
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,308,916	1,944,458
Increase in accounts receivable	(67,549)	(532,819)
Decrease (increase) in prepaid expenses and other assets	217,273	(266,738)
Decrease (increase) in inventory	2,687	(13,628)
Decrease in affiliate payables	—	(33,588)
(Decrease) increase in accounts payable and accrued expenses	(308,459)	153,868

Net cash provided by operating activities	3,717,957	2,981,057

Investing activities
Additions to development costs	—	(243,365)
Tenant improvements	(12,486)	(109,658)
Purchase of furniture, fixtures and equipment	(245,747)	(289,585)
Leasing commissions	(33,807)	(8,164)

Net cash used in investing activities	(292,040)	(650,772)

Financing activities
Financing costs paid	(1,100,252)	(182,000)
Distributions to members	(10,948,000)	(2,315,000)
Draws under construction loan	11,272,362	1,093,678
Repayment of construction loan	(738,648)	(615,888)
Repayment of loan from member	(752,000)	—
Proceeds of loan from member	284,050	290,459

Net cash used in financing activities	(1,982,488)	(1,728,751)

Net increase in cash and cash equivalents	1,443,429	601,534
Cash and cash equivalents at beginning of year	2,126,791	1,525,257

Cash and cash equivalents at end of year	$3,570,220	$2,126,791

Supplemental disclosures of cash flow information
Cash paid during the year for interest	$1,843,988	$1,750,070

See accompanying notes.

S.D. Bridgeworks LLC
(A Limited Liability Company)

Notes to Financial Statements

December 31, 2003

1. Formation of Company

S.D. Bridgeworks LLC (the “Company”) is a Delaware limited liability company organized on June 10, 1998, for the purpose of acquiring an approximate 47,000 square foot site located in San Diego, California, and developing and managing a mixed use project incorporating a hotel of approximately 280 rooms, together with approximately 23,000 square feet of retail and loft space and a garage with approximately 140 parking spaces (the “Project”). The initial members of the Company were Harbor Fifth Associates, L.P. (“HFA”), AP (Bridgeworks) LLC, AP-Pelham (Bridgeworks) LLC (collectively the “AP-Pelham Group”), and Capstar Management Company II, L.P. (“Capstar”) (collectively, the “Members”), whose sharing interests, as defined, are 48%, 36.12%, 5.88% and 10%, respectively. The members, excluding HFA, are required to make capital contributions aggregating $4,886,484, as necessary. HFA contributed its right to acquire and develop the Project (including rights to the $1,000,000 deposit on the land underlying the Project) and work in process through November 1, 1997 related to certain pre-development activities. The value of this contribution, as determined by the members, was $4,778,000. On August 3, 1998, Capstar transferred its interest in the Company to Meristar H&R Operating Company, L.P. (“Meristar”), an affiliate. As a result of the merger in 2002 of MeriStar Hotels & Resorts, Inc. (the parent of MeriStar) and Interstate Hotels Corporation to form Interstate Hotels & Resorts, Inc., MeriStar is currently known as Interstate Operating Company, L.P.

On January 11, 1999, the $2,930,788 balance of capital contributions was made and the Company distributed to HFA approximately $266,000 pursuant to the Operating Agreement, to reduce HFA’s capital contribution to approximately $4,512,000. These funds represent costs incurred by HFA in connection with certain pre-development activities, which would have otherwise been capitalized.

On December 31, 2003, the Company entered into a series of transactions whereby it refinanced its mortgage (see Note 4) in order to fund a distribution, which was made to the AP-Pelham Group. The Company has treated the distribution from the transaction as a redemption of the interests of the AP-Pelham Group, and upon the distribution of $8.7 million to the AP-Pelham Group, adjusted the capital account balances of the AP-Pelham Group to zero and reallocated their deficit to the remaining members proportionally based on their sharing interests. As a result of the redemption of the interests of the AP-Pelham Group, the interests of HFA and Meristar were adjusted to 82.76% and 17.24%, respectively.

S.D. Bridgeworks LLC
(A Limited Liability Company)

Notes to Financial Statements (continued)

1. Formation of Company (continued)

The Company’s Operating Agreement, as amended, the term of which expires in 2038, sets forth, among other matters that the allocation of profits, losses and distributions, shall be as follows:

Profits and Losses

Profits are allocated to the Members in the same manner as distributions and losses are allocated to the Members in accordance with their respective sharing interests.

Distributions

a)	To the Members, in accordance with their sharing interests (as adjusted), to repay their respective cash equity (as defined), then,

b)	to HFA, but only upon the closing of any sale or future refinancing of the Project, $624,159, then,

c)	to the Members, in accordance with their sharing interests (as adjusted), until each has received a 20% internal rate of return with respect to the total capital then attributable to their sharing interests, calculated and compounded on a quarterly basis from the date that each capital contribution is made (defined as the “Return Threshold” in the Operating Agreement), then,

d)	to Meristar, in accordance with its sharing interest minus 8.289%, and to HFA, in accordance with its sharing interest plus 8.289% (defined as the “HFA Promote” in the Operating Agreement).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with maturities of three months or less when purchased to be cash equivalents.

S.D. Bridgeworks LLC
(A Limited Liability Company)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Real Estate

All direct and operating costs associated with the acquisition, development and construction of the Project (inclusive of architectural, legal and permits) have been capitalized.

The Company measures impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. As of December 31, 2003, management believes no indicators of impairment are present.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventory

Inventory consists of food, beverage and supplies and is stated at the lower of cost (weighted average) or market value.

Property and Equipment

Property and equipment and tenant improvements are stated at cost less accumulated depreciation. The cost of the building and improvements, tenant improvements and equipment are depreciated on the straight-line method over estimated useful lives, as follows:

Building and improvements – 40 years
Furniture, fixtures and equipment – 7 years
Tenant improvements – term of lease

S.D. Bridgeworks LLC
(A Limited Liability Company)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Deferred Costs

Costs associated with obtaining tenant leases have been deferred and are being amortized over the associated lease terms.

Costs associated with obtaining construction loan financing have been deferred and are being amortized over the term of the related loan.

Revenue Recognition

The Company leases retail space to various tenants pursuant to leases that are accounted for as operating leases. Rental revenue, which is included in other income in the accompanying statements of income, is recognized on a straight-line basis over the associated lease terms.

Income Taxes

As a limited liability company, the Company is deemed to be a partnership for federal and state income tax purposes. As such, no provision or credit has been made in the accompanying financial statements for federal or state income taxes since the members of the Company are required to include their respective share of profits or losses in their own tax returns.

3. Related Party Transactions

HFA, in its capacity as the Managing Member of the Company, is entitled to reimbursement of actual out of pocket costs, including appropriate allocation of HFA expenses, related to the coordination, oversight and management of the development, construction and operation of the Project. During 2003 and 2002, HFA was paid approximately, $396,000 and $333,000, respectively, which is included in property management and incentive fees in the accompanying statements of income for the years ended December 31, 2003 and 2002, respectively.

S.D. Bridgeworks LLC
(A Limited Liability Company)

Notes to Financial Statements (continued)

3. Related Party Transactions (continued)

In June 1998, the Company entered into the Hotel Management Agreement (the “Management Agreement”) with Capstar. On August 3, 1998, Capstar assigned its rights, duties and obligations under the Management Agreement to Meristar Management Company LLC, an affiliate. The Management Agreement has a fifteen-year term commencing on the date on which the hotel shall open for business. Capstar will earn a basic fee equal to the greater of (a) 2.5% of Total Revenues (as defined in the Management Agreement) or (b) $150,000 and two separately calculated and payable incentive fees, subject to certain limitations, based on (1) 5% of the Available Cash Flow (as defined in the Management Agreement) for each fiscal year; provided that no fee shall be payable if the Available Cash Flow is insufficient to pay a simple return to the members of the Company of 10% of their capital contributions and (2) 5% of the amount, if any, by which Available Cash Flow exceeds the Available Cash Flow projected in the approved budget. In addition, Capstar is entitled to receive a fee in the amount of $14,400 per annum related to the provision of certain services including centralized reservation, accounting and purchasing. Pursuant to the terms of the Management Agreement the Company paid approximately $545,000 and $522,000 for the years ended December 31, 2003 and 2002, respectively.

4. Construction Loan and Notes Payable

On January 11, 1999, the Company entered into a loan agreement (the “Loan Agreement”) with San Diego National Bank in the maximum principal amount of $33,100,000. The loan was secured by a deed of trust on the Project, provided for monthly payments of interest at rates based on LIBOR plus 2.50%, which is reset quarterly, and monthly principal payments of $51,324, and matured on February 28, 2003. Upon maturity, the loan was extended through December 31, 2003 with interest payable at a rate equal to the greater of LIBOR plus 3.00% or 5.25% and monthly principal payments of $63,600.

On December 31, 2003, the Company entered into a loan agreement (the “Revised Loan Agreement”) with San Diego National Bank in the amount of $46,000,000, a portion of which was utilized to fund the distributions made to the AP-Pelham Group (see Note 1). The loan is secured by a deed of trust on the Project, provides for interest at the greater of 4.50% or three-month LIBOR plus 3.25%, which is adjusted quarterly, monthly principal payments of $88,888 commencing on January 5, 2005, and matures on February 5, 2007.

S.D. Bridgeworks LLC
(A Limited Liability Company)

Notes to Financial Statements (continued)

4. Construction Loan and Notes Payable (continued)

     Minimum future principal payments due under the Revised Loan Agreement at December 31, 2003 are as follows:

2004	$—
2005	1,066,656
2006	1,066,656
2007	43,866,688

Total	46,000,000

On January 11, 1999, in connection with the acquisition of the land underlying the Project from the City of San Diego (the “City”), the Company entered into a loan agreement (the “Subordinate Loan”) with the City in the amount of $1,790,000, which is subordinate to the Loan Agreement. The Subordinate Loan is secured by a deed of trust on the Project. The loan provides for the annual payment of interest at the rate of 7% per annum, commencing to accrue on the date which is the earlier of: (a) thirty-six months after issuance by the City of a Certificate of Occupancy of the first portion of the retail portion of the Project to be completed; (b) fifty-one months after conveyance of title to the land; or (c) the date when at least eighty-five percent of the rentable space within the retail portion of the Project has a tenant open for business (the “Commencement Date”). The principal amount of the Subordinate Loan, together with all accrued and unpaid interest, shall mature on the tenth anniversary of the Commencement Date. Additionally, the Subordinate Loan provides for the City to participate in the Gross Rental Income (as defined) received by the Company from the retail portion of the Project. On December 21, 2001, the Company acquired the City’s participation rights in the Gross Rental Income from the retail portion of the Project (as defined) for $250,000. Such payment has been capitalized and included in deferred costs in the accompanying balance sheet and is being amortized over the term of the Subordinate Loan.

S.D. Bridgeworks LLC
(A Limited Liability Company)

Notes to Financial Statements (continued)

4. Construction Loan and Notes Payable (continued)

On January 11, 1999, the Company entered into a loan agreement (the “Mezzanine Loan”) with Meristar in the amount of $3,000,000, which is subordinate to the Loan Agreement and the Subordinate Loan. The Mezzanine Loan is secured by a pledge of the membership interests of each of the members of the Company. The loan provides for the accrual of interest at the rate of 12.50% per annum and the payment of interest at the same rate of interest due under the Loan Agreement with the difference between the payment rate and the accrual rate added to the principal amount of the Mezzanine Loan. The principal amount of the Mezzanine Loan, together with all accrued and unpaid interest, shall mature upon the earlier of the sale or transfer of the Project or January 11, 2006.

On December 31, 2003, in connection with the redemption of the AP-Pelham Group’s interests in the Company (see Note 1), the Mezzanine Loan was amended to provide for the utilization of 30% of cash flow available for distribution (as defined) for repayment of the Mezzanine Loan and for the elimination of the deferral of interest in excess of the rate of interest due under the revised Loan Agreement.

5. Future Minimum Rentals

Rental income from the Project, which is included in other income in the accompanying statements of income, is derived from leases with tenants, plus additional reimbursements for common area maintenance costs and real estate taxes.

Minimum future rentals for the ensuing five years and thereafter are approximately as follows:

2004	$659,000
2005	721,000
2006	769,000
2007	671,000
2008	639,000
Thereafter	3,462,000

$6,921,000